UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on June 20, 2024 and seeks the attendance of its shareholders. Shareholders who are registered in the KEPCO’s shareholders’ registry on June 3, 2024 will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Kim, Dong-Cheol, President & CEO of KEPCO

We hereby call the fiscal year 2024 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of the Republic of Korea, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: July 9, 2024 / 11:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, The Republic of Korea

KEPCO Headquarter

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of a Non-standing Member of the Audit Committee

•	Lee, Sung-Ho, a non-standing director of KEPCO (from Nov. 2023 to the Present)

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: June 24, 2024

Attachment

Agenda 1. Election of a Non-standing Member of the Audit Committee

•	Lee, Sung-Ho

•	Gender : Male

•	Date of Birth : January 3, 1964

•	Previous Positions

•	Non-standing director of Korea Electric Power Corporation(from Nov. 2023 to the Present)

•	Professor of Business Administration, University of Seoul(from Oct. 1996 to the Present)

•	Chairman of Korean Marketing Association (from Apr. 2022 to Mar. 2023)

•	Vice Chairman of Korean Academic Society of Business Administration(from Mar. 2022 to Feb. 2023)

•	Non-standing director of Korea Trade-Investment Promotion Agency(from Apr. 2020 to Oct. 2023)

•	Non-standing director of Korea Racing Authority(from Apr. 2020 to Oct. 2022)

•	Nominated by : Board of Directors of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Non-standing and Non-executive director in KEPCO : Two years

Mr. Lee, Sung-Ho is nominated as a non-standing member of the Audit Committee of KEPCO as he holds a wealth of expertise in business management as a professor of Business Administration and has shown his profound understanding of public enterprises while serving as a non-standing director of Korea Electric Power Corporation, a chairman of Korean Marketing Association, a vice chairman of Korean Academic Society of Business Administration, and a non-standing director of Korea Trade-Investment Promotion Agency.

If the nominee is appointed as a non-standing member of the Audit Committee, it is expected that he would demonstrate his expertise in the field of internal control of overall businesses and contribute to enhancing shareholder values as well as inheriting the professionalism and independence of the Audit Committee with his non-standing director experiences in public institutions.

Reference to the Shareholders:

Composition of the Board of Directors

After the election as listed in this Notice, the board of directors of KEPCO will be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since

Standing Director	Male	Kim, Dong-Cheol	President & Chief Executive Officer	Sep. 19, 2023

Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee	Mar. 7, 2023

Standing Director	Male	Lee, Jung-Bok	Corporate Senior Vice President and Chief Business Management Officer	Feb. 27, 2023

Standing Director	Male	Lee, Jun-Ho	Corporate Senior Vice President and Chief Safety Officer & Chief Operations Officer	Feb. 27, 2023

Standing Director	Male	Oh, Heung-Bok	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	Feb. 21, 2024

Standing Director	Male	Seo, Chul-Soo	Corporate Senior Vice President and Chief Power System Officer	Dec. 11, 2023

Standing Director	Male	Seo, Guen-Bae	Corporate Senior Vice President and Chief Global & New Business Officer	Jun. 26, 2023

Non-standing Director	Male	Han, Jin-Hyun	Non-Executive Director and Chairperson of the Board of Directors	Aug. 30, 2023

Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director and Member of the ESG Committee	Aug. 22, 2022

Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director and Chairperson of the ESG Committee	May 2, 2023

Non-standing Director	Male	Park, Chung-Kun	Non-Executive Director (Labor Director)	May 2, 2023

Non-standing Director	Female	Kim, Sung-Eun	Non-Executive Director and Member of the Audit Committee	Nov. 8, 2023

Non-standing Director	Male	Lee, Sung-Ho	Non-Executive Director and Member of the Audit Committee	Nov. 8, 2023

Non-standing Director	Male	Cho, Seong-Jin	Non-Executive Director	Dec. 4, 2023

Non-standing Director	Male	Kang, Hoon	Non-Executive Director and Member of the ESG Committee	May. 1, 2024

*	Appointment of non-standing directors does not need an approval by the shareholders at a general meeting of shareholders pursuant to the Article 10 of the KEPCO Act.